Exhibit 99.1

Corporación América Airports Announces Receipt of Payment of ICSID

Arbitration Award by the Government of Peru

US$91.2 million Arbitration Award Payment Received

Luxembourg, January 20, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”), in which CAAP holds an indirect 50% equity interest, has received payment of US$91,205,056 from the Republic of Peru, pursuant to the final award issued by the International Centre for Settlement of Investment Disputes (“ICSID”, also known as “CIADI” in Spanish).

The payment relates to the final award issued by the ICSID Arbitral Tribunal in May 2024 (ICSID Case No. ARB/18/27) in the arbitration proceeding Sociedad Aeroportuaria Kuntur Wasi S.A. and Corporación América S.A. v. Republic of Peru, arising from the termination by the Government of Peru of the concession agreement for the new Chinchero International Airport that, pursuant to the final decision of the ICSID Arbitral Tribunal, such termination was arbitrary, unjustified and without a well-founded reason of public interest. The receipt of the payment, after any associated taxes, costs, or expenses, will be reflected in the Company’s financial statements in accordance with applicable accounting standards, considering CAAP’s indirect 50% equity interest in Kuntur Wasi.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “The receipt of this payment reflects the outcome of a long-standing process conducted within the established international arbitration framework, as well as constructive engagement with the relevant parties, and represents an important step toward bringing this matter to a conclusion, making it clear that CAAP complied with all its contractual obligations.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

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